Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Phone: (215) 988-2700

Fax: (215) 988-2757

www.faegredrinker.com

May 9, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re:	Cascade Private Capital Fund (the “Fund” or the “Registrant”) (File Nos. 333-277947; 811-23700); Response to Comments on N-2

Dear Ms. Hamilton:

This letter responds to the Staff’s comments that you provided via phone on April 26, 2024, in connection with your review of the Fund’s registration statement filing under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-2 on March 14, 2024 (“Registration Statement”). The revised exhibit will be filed in an amendment (the “Amendment”) to the Fund’s Registration Statement, and the changes to the Fund’s disclosure discussed below will be reflected in a revised prospectus and statement of additional information filed pursuant to Rule 424 under the 1933 Act.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Prospectus

1.	In footnote 3 to the table under “Summary of Fund Expenses,” please disclose that future Acquired Fund Fees and Expenses may be substantially higher or lower because certain fees are based on the performance of acquired funds, which may fluctuate over time.

The Registrant will add the following before the last sentence of footnote 3 to the table under “Summary of Fund Expenses”:

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“Future acquired funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the acquired funds, which may fluctuate over time.”

2.	With reference to “General Risks – Risks Relating to Accounting, Auditing and Financial Reporting, Etc.” on page 37, Please describe to us in correspondence the due diligence processes and procedures the Adviser plans to institute regarding the concerns outlined in this paragraph and those, if any, the Fund plans to implement.

Please also include disclosure within this risk that addresses (a) the Fund’s reliance on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential return from investing in privately-held companies; (b) that privately-held companies and their financial information will generally not be subject to the Sarbanes-Oxley Act of 2002 and other rules and regulations that govern public companies; and (c) if the Fund is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and the Fund may lose money on Fund investments.

The Adviser’s due diligence process for investing in countries with less stringent legal, regulatory, and accounting standards will entail several key steps. Firstly, a comprehensive assessment of each country's political stability, legal framework, regulatory oversight, and financial market transparency is conducted to gauge country-specific risks. Legal and Compliance are engaged to evaluate compliance requirements and identify potential legal or regulatory hurdles. Financial statements of potential investments are analyzed by accounting professionals, adjusting for variations from GAAP standards. Thorough due diligence on privately held companies is performed, focusing on financial health, management quality, and corporate governance practices. Risk management strategies are developed to mitigate risks, including diversification, hedging, and ongoing monitoring. The capability of the Adviser to gather adequate information and conduct thorough due diligence is assessed, and monitoring and reporting mechanisms are established. Escalation channels will be used for addressing discrepancies or incomplete information, and the due diligence process is continually reviewed and updated to adapt to changing regulatory requirements and market conditions, ensuring informed investment decisions and risk mitigation. This due diligence process will be implemented by the Adviser, not the Fund.

The Registrant will revise the above-referenced paragraph to read as follows (added text underlined; deleted text ~~struck through~~):

“Risks Relating to Accounting, Auditing and Financial Reporting, Etc. The legal, regulatory, disclosure, accounting, auditing and reporting standards in certain of the countries in which Fund Investments (both direct and indirect) may be made may be less stringent and may not provide the same degree of protection or information to investors as would generally apply in the United States. Although the Fund uses GAAP, the assets, liabilities, profits and losses appearing in published financial statements of the Fund Investments may not reflect their financial position or operating results as they would be reflected under GAAP. Accordingly, the NAV of the Fund published from time to time may not accurately reflect a realistic value for any or all of the investments. In addition, privately held companies may not have third-party debt ratings or audited financial statements. As a result, the Fund must rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in a privately held company. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other rules and regulations that govern public companies. If the Fund is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and the Fund may lose money on Fund Investments. Finally, c~~C~~ertain investments of a Portfolio Fund may be in portfolio companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund and the Portfolio Funds may be incomplete, inaccurate and/or significantly delayed. The Portfolio Funds may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such portfolio companies, which may ultimately have an adverse impact on the NAV of the Fund.”

Exhibits

3.	The Staff notes that the 1933 Act file number that is referenced in the consent of the prior independent registered public accounting firm does not match the file number under which this Registration Statement was filed. Please file an updated consent.

The Registrant will file an updated consent of the Fund’s prior independent registered public accounting firm as an exhibit to a subsequent amendment to its registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,
/s/ Andrew E. Seaberg
Andrew E. Seaberg

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